March 21, 2025

Courtney R. Mather
Chief Executive Officer
Ingevity Corp
Vision One Fund, LP
800 Brickell Ave., Suite 601
Miami, FL 33131

       Re: Ingevity Corp
           PREC14A filed March 14, 2025
           Filed by Vision One Fund, LP et al.
           File No. 001-37586
Dear Courtney R. Mather:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 14, 2025
General

1. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us supplementally, or disclose, the factual foundation for the following statements. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9 of the
       Exchange Act.
           "We strongly believe that the Company needs new directors that are not beholden to any of the Company's legacy directors..."
           "We believe that the current Board of Ingevity will continue to struggle to implement an effective corporate strategy unless representatives of the stockholders who are not beholden to Mr. Fernandez-Moreno are seated on the
 March 21, 2025
Page 2

           Board."
             "...we have no assurance that Mr. Willis is not beholden to Mr. Fernandez-Moreno and that this Board will not continue selecting Board members with past relationships with existing directors."
             "We believe that the Board's appointment of Mr. Fernandez-Moreno to act as the
           Company's Interim President and Chief Executive Officer with an excessive pay package demonstrates that the current Board is beholden to Mr. Fernandez-
           Moreno."
Reasons for Our Solicitation, page 13

2.     We note your reference to "the Company's acquisition spree" on page 13.
Please
       revise to clarify the basis for this statement since the only acquisition mentioned in your disclosure appears to be the March 2018 acquisition of Georgia-Pacific's
       Chemicals business.
Proposal 2, page 22

3. Please revise your disclosure to explain the criteria used to select the comparable companies referenced in footnote 10 on page 22 and the bases underlying the criteria used. In this regard, we note that many of the comparable companies listed in your filing are not among those in the peer group used by the Company's Talent and
       Compensation Committee in recent years.
Other Proposals, page 26

4. We note your disclosure on page 26 and in the form of proxy that you intend to vote unmarked proxy cards as abstain for Proposal 4, while you state that you make no recommendation for that proposal on page 25 and in the form of proxy. Please revise.
       In this regard, we note also the following disclosure on page 2: "we are soliciting proxies to be used at the Annual Meeting" to "[a]pprove the Ingevity Corporation
       2025 Omnibus Incentive Plan..."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Dan Duchovny at 202-
551-3619.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions